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                              July 21, 2021

       Jacob (Kobi) Marinka
       Chief Executive Officer and Director
       Arbe Robotics Ltd.
       HaHashmonaim St. 107
       Tel Aviv-Yafo
       Israel

                                                        Re: Arbe Robotics Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed June 21, 2021
                                                            File No. 333-257250

       Dear Mr. Marinka:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed June 21, 2021

       Questions and Answers about the Proposals, page 10

   1. Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect
not to redeem their shares may experience in connection with the business combination.
Provide disclosure of the impact of each significant source of dilution, including the
amount of equity held by founders, convertible securities, including warrants retained by
redeeming shareholders, at different redemption levels.
 Jacob (Kobi) Marinka
FirstName  LastNameJacob (Kobi) Marinka
Arbe Robotics  Ltd.
Comapany
July       NameArbe Robotics Ltd.
     21, 2021
July 21,
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What will be the relative equity stakes of ITAC's public stockholders..., page
13

2. You disclose the equity stake of stockholder groups assuming no redemption by ITAC public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by public stockholders.
I am an ITAC warrant holder. Why am I receiving this proxy statement/prospectus?, page 17

3. Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Interests of ITAC   s Officers and Directors in the Merger, page 26

4.       Please disclose if the sponsor and the company   s officers and
directors have any fiduciary
         or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note ITAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted ITAC's search for an acquisition target. Agreements entered into in connection with the Business Combination Agreement PIPE Subscription Agreements, page 28

5. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include ITAC's sponsor, directors, officers or their affiliates. Historical Comparative and Pro Forma Combined Per Share Data of ITAC and Arbe, page 36

6. We note you include a reference to a footnote (3) in your table; however, there does not appear to be a footnote (3) disclosed. Please revise or advise. Risk Factors
Arbe relies on third-party suppliers..., page 48

7. You disclose on page F-8 that you depend on a certain supplier for the development and production of your products. Please identify your supplier and disclose the material terms of your agreements with it. Also, file any contracts with the supplier as exhibits or tell us why this is not required.
Risks Relating to the Business Combination, page 61

8. Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an
 Jacob (Kobi) Marinka
FirstName  LastNameJacob (Kobi) Marinka
Arbe Robotics  Ltd.
Comapany
July       NameArbe Robotics Ltd.
     21, 2021
July 21,
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FirstName LastName
         underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The Sponsor has a different economic interest in the completion of the Merger than the Public
Stockholders, page 73

9. Please disclose if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Certain Unaudited Prospective Financial Information of Arbe
Satisfaction of the 80% Test, page 96

10. Please describe how the ITAC board arrived at its valuation for Arbe, including a description of any financial models or analyses the board considered. U.S. Federal Income Tax Considerations of the Merger, page 121

11. We note that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the business combination (page 63) to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal
         Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation
S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 186

12. We note the number of pro forma shares outstanding under each scenario as shown in the table on page 188 does not agree to the number of pro forma shares disclosed in the footnotes to your pro forma balance sheets on pages 190 and 192, respectively. Please revise or advise.
13.      We note you do not reflect any par value for the pro forma common stock to be
         outstanding subsequent to the transactions. Additionally, we note the entire amount of
         $100M from the issuance of shares to the PIPE investors is reflected within additional paid-in capital per pro forma adjustment (J). Please tell us why there is no par value reflected in the pro forma common stock line item for the shares to be issued and outstanding subsequent to the transactions, or revise accordingly.
14. We note that Pro Forma Loss per Share on page 197 has been adjusted to reflect the exercise of 19,804 warrants into Arbe Ordinary Shares. However, there do not appear to
 Jacob (Kobi) Marinka
FirstName  LastNameJacob (Kobi) Marinka
Arbe Robotics  Ltd.
Comapany
July       NameArbe Robotics Ltd.
     21, 2021
July 21,
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FirstName LastName
         be any adjustments to the pro forma financial statements for this transaction. Please advise.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 195

15. We note your references to including adjustments that are directly attributable to the
         Transactions, factually supportable and expected to have a continuing impact. Please revise your disclosures to comply with the updated guidance in Article 11-02 of
         Regulation S-X.
Beneficial Ownership of Arbe Securities, page 209

16. Please disclose the portion of each class of Arbe securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item
         7.A.2 of Form 20-F.
Notes to the Consolidated Financial Statements for Arbe Robotics LTD.
Note 3: Revenue, page F-15

17. Please revise to disclose the amount of revenue recognized in 2020 that was included in deferred revenue as of December 31, 2019. Refer to ASC 606-10-50-8(b).
18. Please revise to separately disclose revenue from any individual foreign country, if material, or to state that no one country generated a significant amount of revenue. Refer to ASC 280-10-50-41(a).
Note 7: Convertible Loan, page F-17

19. We note that the December 2020 convertible loan will convert into equity upon the occurrence of certain events, and that per pro forma adjustment (H) it will convert as part of the merger transaction. Please revise to disclose the nature of these "certain events,"
         including the fact that the loan will convert upon completion of this transaction.
Note 15. Subsequent Events, page F-26

20. Revise to disclose the date that the financial statements were issued. Refer to ASC 855-
         10-50-1(a).
Item 21. Exhibits and Financial Statement Schedules, page II-1

21. Please file any material lease agreements and the employment agreements with your executive officers as exhibits to your registration statement. Refer to Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacob (Kobi) Marinka
Arbe Robotics Ltd.
July 21, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz Senior Staff Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJacob (Kobi) Marinka
                                                           Division of
Corporation Finance
Comapany NameArbe Robotics Ltd.
                                                           Office of Technology
July 21, 2021 Page 5
cc:       Asher S. Levitsky
FirstName LastName